SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Maggie Johns
Director of Corporate Communication	PortfolioPR
212-421-0333	212-736-9224
galit@otiglobal.com	pholm@portfoliopr.com / mjohns@protfoliopr.com

OTI REPORTS RECORD VOLUME GROWTH OF ITS
PETROLEUM PAYMENT SOLUTION IMPLEMENTED BY BP

Cupertino, CA – January 20, 2004 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card systems, today reported today record volume growth in its fuel management system, which is branded as FuelMaster by BP (Beyond Petroleum, formerly British Petroleum) at designated Fuel Retail outlets in Southern Africa. FuelMaster sales increased from 100M liters (26M gallons) in 2002 to approximately 175M liters (46M gallons) in 2003 not including the volumes from the FuelMaster Express program. This 75% increase makes the FuelMaster system, one of the most successful launches of a product payment and/or loyalty program in the petroleum industry.

The FuelMaster program monitors and expedites the fueling and payment process for fleets. The system permits the fueling of designated vehicles only, thus eliminating potential fraud. It also brings convenience to fleet managers by providing comprehensive billing, while reporting fuel consumption and mileage.

The FuelMaster Express program, which is aimed at private motorists, uses an OTI contactless smart key fob to carry a driver’s payment information. The key fob is presented to the reader located on the pump and can be used at the convenience store for purchasing and gaining loyalty points. In 2003 ABSA, the largest retail bank in South Africa, and major fleets have joined the program, solidifying FuelMaster’s dominant position in the market.

OTI’s business model includes generating revenues from both product sales as well as volume based fee in the FuelMaster Program. .

Gary Turner, FuelMaster National Sales Manager at BP said,“the OTI fueling program offers a state-of – the – art combination of service , technology , value and convenience for transport operators. FuelMaster is a high-tech solution to reduce shrinkage, improve manpower utilization, ease administration, streamline accounting and facilitate better decision making for our customers.”

Commenting on the results, Charlotte Hambly-Nuss, Managing Director of OTI Africa stated, “BP’s sales success with FuelMaster demonstrates the win-win business logic of OTI solutions. We are changing the way people do business. We make it easier for fleet drivers to get their gas, and for fleet managers to track gasoline usage, reduce fraud and unwarranted expenses and for BP, it creates a loyal set of customers who get their fuel at their stations.”

Press Release

EasyFuel wireless solution represents the next generation of OTI’s Gasoline Management System, a totally wireless solution for gas stations. It dramatically reduces installation and maintenance costs, allows for quick and easy deployment, and has a rapid return on investment. The system is based on OTI’s patented technology that allows the RFID smart tag to work in both short and long-range situations.

The EasyFuel system has built-in strong benefits for the oil companies, commercial fleet operators, financial institutions, and private motorists. The oil companies build loyalty with fleet companies via long-term contracts, as well as with private motorists. The OTI solutions are easily integrated into existing hardware and software systems. The system allows for 24-hour non-attendant sales, as well as greater in-store purchases. Fleet companies eliminate non-authorized fueling and receive comprehensive billing and detailed operating information. The financial institutions benefit from new transaction fees and greater cash flows. Retail customers receive 24-hour, fast, cashless service and loyalty program rewards. Recently OTI announced the introduction of the EasyFuel, to Spain and Mexico.

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, micropayments, mass transit ticketing, parking, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, the Government of Israel and ICTS.
For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: January 20, 2004